

Mail Stop 4561

January 21, 2016

Michael W. English
Vice President and Chief Financial Officer
Zix Corporation
2711 North Haskell Avenue, Suite 2200, LB 36
Dallas, TX 75204-2960

Re: Zix Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 11, 2015
File No. 000-17995

Dear Mr. English:

We have reviewed your January 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.   Please identify the accounting literature you apply to your revenue arrangements and explain in greater detail how you determined that your arrangements were within the scope of that literature. As part of your response, tell us how you considered the guidance in ASC 985-605-15-3 and ASC 985-605-55-119 through 55-124 in your conclusion that your arrangements are within the scope of ASC 985-605, as noted from

your response to prior comment 1. In this regard, we note from your filing that you provide your secure email encryption solution in a Software-as-a-Service (SaaS) model. We also note from your response to prior comment 1 that your email encryption software runs on servers that either reside (i) at your customers' sites or (ii) in your data center and act as a virtual server to your customers. Please tell us whether your customers purchase the servers that reside at your customers' site. That is, explain how such arrangements are being provided as a service (i.e., SaaS model) when the server resides at the customers' site. Describe the terms and identify the nature of each element included in the arrangements you offer. In addition, consider clarifying the accounting literature you rely upon in your revenue recognition accounting policy disclosure.

<u>Software Development Costs, page F-9</u>

2.   You indicate in the second paragraph of your response to prior comment 1 that you are not selling a software license, but a subscription to a service. Accordingly, since your software is utilized in providing services, tell us what consideration you gave to the guidance in ASC 985-605-55-125 and ASC 985-20-55-2 that the development costs of the software should be accounted for in accordance with ASC 350-40. In this regard, if your revenue arrangements are not within the scope of ASC 985-605, software development costs should not be accounted for under ASC 985-20. Also tell us what consideration you gave to the guidance in ASC 350-40-05-5 that if software is used by the vendor in providing the service, but the customer does not acquire the software or the future right to use it, the software is covered by ASC 350-40.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services